FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

NAMTEK Consulting Services Chooses Magic Software to Create Cloud-based erpwizard 2.0 Solution

PRESS RELEASE

NAMTEK Consulting Services Chooses Magic Software to Create Cloud-based erpwizard 2.0 Solution

uniPaaS Platform Enables Rich Functionality for Software-as-a-Service ERP Application

Irvine, California, USA, December 9, 2010 -- Magic Software Enterprises Ltd. (NASDAQ: MGIC), a leading provider of cloud and on-premise application platform and business integration solutions, announced today that Namtek Consulting Services (Namtek) used the uniPaaS platform to develop erpwizard 2.0, an enterprise resource planning (ERP) solution that helps SMBs run their businesses and lower overall costs of computing. uniPaaS enables the same secure and rich functionality as the on-premise erpwizard, with the flexibility of software-as-a-service (SaaS).

Companies look for solutions that simplify their ongoing business processes and eliminate high expenses associated with on-premise software systems. Namtek realized the success Magic Software’s uniPaaS achieves when bringing applications to the cloud with rich internet application (RIA) functionality. erpwizard version 2.0, offered identically in the cloud and on-premise, boasts fully integrated, rich features and functionality to manage resources and increase profitability, and is available now.

“We are longtime partners of Magic Software, leveraging both uniPaaS and iBOLT. Without its technology, we would not have achieved our success to date with erpwizard,” said Pierre Namroud, president of Namtek. “Bringing our solution to the cloud was necessary given ongoing customer demand, and uniPaaS made that transition seamless.”

Working with uniPaaS, Namtek redesigned the look and feel of erpwizard in order to make it more user-friendly and Windows compliant. Simplified deployment of erpwizard is an improvement in the solution’s latest release, with fewer programs and reduced redundant information. Version 2.0 also gives control to the system administrator to self-manage system behavior with minimal programming skills.

“Companies realize the importance of making on-premise solutions available online, from anywhere and at anytime. erpwizard is a great example of how a complex and mature application can successfully be deployed as SaaS,” said Regev Yativ, president and CEO of Magic Software Enterprises Americas. “The benefits for users translate to business success for our partners, and we are dedicated to advancing our technology to improve the features and functionality of such solutions.”

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of cloud and on-premise application platform solutions – including full client, rich internet applications (RIA), mobile or software-as-a-service (SaaS) modes – and business and process integration solutions. Magic Software has 13 offices worldwide and a presence in more than 50 countries with a global network of ISVs, system integrators, value-added distributors and resellers, as well as consulting and OEM partners. The company’s award-winning, code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities. Magic Software’s technological approach, product roadmap and corporate strategy are recognized by leading industry analysts. Magic Software has partnerships with global IT leaders including SAP AG, salesforce.com, IBM and Oracle. For more information about Magic Software and its products and services, visit www.magicsoftware.com, and for more about Magic Software industry-related news, business issues and trends, read the Magic Software Blog.

About Namtek Consulting Services

Namtek is a solution provider (hardware and software) servicing small and medium sized businesses and multinational corporations. Namtek specializes in customization, and is able to translate requirements into fully-functional and easy to use computer software. Makers of erpwizard, Namtek provides small and mid-size companies with a top of the line ERP software solution to run their business, and help them lower overall cost of computing. For more information, please contact info@namtek.ca or visit www.erpwizard.net.

# # #

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd. All other trademarks are the trademarks of their respective owners.

Press contacts:

USA

International

Cathy Caldeira

Tania Amar

Metis Communications

Magic Software Enterprises

Tel: +1-617-236-0500

Tel. +972 3 538 9292

Email:                                                                        Email:

magicsoftware@metiscomm.com                             tania@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2010	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 NAMTEK Consulting Services Chooses Magic Software to Create Cloud-based erpwizard 2.0 Solution

Exhibit 10.1